FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month December 2024 No. 3

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

Appointment of New Board Member

On December 16, 2024, the Board of Directors (the “Board”) of Tower Semiconductor Ltd. (the “Company”) appointed Ms. Carolin Seward as a new member of the Board.

Ms. Seward brings a distinguished record of supply chain management and operations leadership to the Company. Ms. Seward currently serves as Vice President of Custom Silicon Sourcing and Operations at Google, for its Platforms and Devices Group.  Prior to her role at Google, Ms. Seward held several executive positions at Intel Corporation, including Vice President of Global Supply Chain, External Manufacturing Sourcing, Vice President of the Data Solutions Group, Customer Experience and Fulfillment, and Vice President of Capital Equipment Development, Technology Manufacturing Group.

The Board believes that Ms. Seward’s diverse and expansive knowledge base in the semiconductor industry will contribute to the Company’s strategic planning and business development.

  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: December 23, 2024	By:	/s/Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary